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                             February 21, 2024

       Ali Kashani
       Chief Executive Officer
       Serve Robotics Inc.
       730 Broadway
       Redwood City, CA 94063

                                                        Re: Serve Robotics Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
14, 2024
                                                            CIK No. 0001832483

       Dear Ali Kashani:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted February 14, 2024

       General

   1. Please update your financial statements for the year ended December 31, 2023.
   2. We note that disclosure in this document refers to the offering as an "initial public offering." However, we
note that your Form S-1 (File No. 333-274547), which was
                                                        declared effective on
December 14, 2023, would be more appropriately characterized as your initial public
offering. Please update the language used in this S-1.
   3. Please provide us with your analysis as to your eligibility to use the draft registration process. In this
regard, we note that this DRS was not submitted within 12 months of the
                                                        Company's initial '34
Act registration statement.
              Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.
 Ali Kashani
Serve Robotics Inc.
February 21, 2024
Page 2



                                   Sincerely,
FirstName LastNameAli Kashani
                                   Division of Corporation Finance
Comapany NameServe Robotics Inc.
                                   Office of Manufacturing
February 21, 2024 Page 2
cc:       Albert Vanderlaan
FirstName LastName